June 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Powell Max Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated June 14, 2024 CIK No. 0002012096

Dear Mr. Rhodes, Mr. Jones, Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Powell Max Limited (the “Company”), a foreign private issuer incorporated in the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 14, 2024 on the Company’s registration statement on Form F-1 submitted on May 31, 2024. Concurrently with the submission of this letter, the Company is filing its amendment no. 1 to the registration statement on Form F-1 (the “Amendment No. 1 to the Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 14, 2024 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Amendment No. 1 to the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1 to the Registration Statement.

Registration Statement on Form F-1 filed May 31, 2024

Capitalization, page 59

1.

Please explain to us how the pro forma as adjusted columns give effect to the sale of the Class A Ordinary Shares in this offering at the assumed IPO price of $4.00 per share after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by you, assuming the underwriters do not and do exercise the over-allotment option.

In response to the Staff’s comment, the Company has included the referenced disclosure on page 59 of the Amendment No.1 to the Registration Statement.

2.

You disclose in the second paragraph you will have 1,415,000 Ordinary Shares outstanding after giving effect to the offering. Please reconcile this with the 14,150,000 total Ordinary Shares to be outstanding after the offering disclosed elsewhere. You also disclose your pro forma as adjusted net tangible book value at December 31, 2023 would have been $881,172, or approximately $0.04 per Ordinary Share. Please tell us and disclose the calculations for these amounts. Ensure the accuracy of amounts associated with the over allotment option, $1.00 increase in the offering price and total average price per Ordinary Share in the table on page 61 as well.

In response to the Staff’s comment, the Company respectfully submits that the pro forma as adjusted net tangible book value at December 31, 2023 should have been $2,841,433, or approximately $0.18 per Ordinary Share, as calculated on page 59 of the Amendment No.1 to the Registration Statement. The Company has included the referenced disclosure on page 60 of the Amendment No.1 to the Registration Statement.

If you have any questions or further comments regarding the Amendment No. 1 to the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners
Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮	Sook Young YEU	呂淑榮
Sacha M. CHEONG	文錦明	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知
Jay C. CHIU	邱志藩	Iris M.K. LEUNG	梁美琪	Christopher TUNG	董彥華
Paul R. HASWELL	何 威	Scott D. PETERMAN	畢德民	Frank VOON	溫匯源

Registered Foreign Lawyer (PRC)		Registered Foreign Lawyer (California (USA))
Amigo L. XIE	謝 嵐	Roberta A. CHANG	張 安